Canandaigua National Corporation

December 23, 2009

Mr. Michael Seaman

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E

Washington, D.C. 20549

Re: File Number 000-18562

Dear Mr. Seaman:

We are in receipt of your letter dated December 18, 2009  regarding your review of the Canandaigua National Corporation’s Form 10-K for the fiscal year ended December 31, 2008, File No. 000-18562. I personally received this letter on Tuesday December 22, 2009. Since the date of receipt we have been unsuccessful in reaching you or the Division of Corporate Finance by telephone due to the federal government’s shutdown for weather conditions.

We have reviewed your queries and recommend the timeline attached as Appendix A.  This timeline considers the closing of the federal government, the holiday season, the end of the fiscal year, and the upcoming regulatory filing season.

We would not anticipate making any amended filings given the nature of the comments and the proximity of the annual reporting period.  As you requested, to facilitate your review, we will in our January 15, 2010 response include a cover letter with keys to our responses and to your comments.

As you know we file our annual report on Form 10-K and the Proxy quite early and intend to file these with the Commission by February 12, 2010.  We think you will agree the most efficient and effective means of addressing your comments and queries is through these documents rather than amending past filings.

I look forward to hearing from you to confirm your agreement to the proposed response timeline.

Thank you and sincerely,

Lawrence A. Heilbronner

Executive Vice President – Chief Financial Officer

cc:

Nixon Peabody, LLP Counsel

KPMG, Accountants

L. Heilbronner

1/5/2010

APPENDIX A – Timeline for Response. File No. 000-18562

Query 1 – We will respond by Friday, January 15, 2010.

Query 2 – We will address this finding within the 2009 year-end filing.

Query 3 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 4 – We will respond by Friday, January 15, 2010.

Query 5 – We will respond by Friday, January 15, 2010.

Query 6 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 7 – We will respond by Friday, January 15, 2010.

Query 8 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 9 – We will respond by Friday, January 15, 2010.

Query 10 – We will respond by Friday, January 15, 2010.

Query 11 – We will respond by Friday, January 15, 2010.

Query 12 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 13 – We will respond by Friday, January 15, 2010.

Query 14 – We will address this finding within the 2009 year-end filing.

Query 15 – We will respond by Friday, January 15, 2010.

Query 16 – We will respond by Friday, January 15, 2010, and make appropriate filings if required.

Query 17 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 18 – We will respond by Friday, January 15, 2010.

Query 19 – We will respond by Friday, January 15, 2010.

Query 20 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 21 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 22 – We will respond by Friday, January 15, 2010.

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